Exhibit 99.1

Form 51-102F3

Material Change Report

MATERIAL CHANGE REPORT UNDER SECTION 7.1(1) OF
NATIONAL INSTRUMENT 51-102

1.             Name and Address of Company

Gold Reserve Inc. (Gold Reserve or the Company)
999 W. Riverside Avenue, Suite 401
Spokane, Washington
99201

2.             Date of Material Change

June 14, 2019.

3.             News Release

A news release announcing the material change described herein was issued through CISION at Spokane, Washington and filed on SEDAR on June 14, 2019 and is attached hereto as Appendix “A”.

4.             Summary of Material Change

The Company announced the completion of the previously announced return of capital transaction (the Return of Capital Transaction).

5.             Full Description of Material Change

5.1     Full Description of Material Change

The Company announced the completion of the previously announced Return of Capital Transaction by way of plan of arrangement pursuant to which Gold Reserve will return to holders (the Shareholders) of its Class A common shares (the Class A Shares) approximately US$75 million or approximately US$0.76 per Class A Share.

The completion of the Return of Capital Transaction follows the approval of the Return of Capital Transaction by Shareholders at the Company’s annual general and special meeting and the receipt of the final order of the Alberta Court of Queen’s Bench, both of which were obtained on June 13, 2019.

5.2     Disclosure for Restructuring Transactions

Not Applicable.

6.             Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable.

7.             Omitted Information

Not Applicable.

8.             Executive Officer

A. Douglas Belanger
President
(509) 623-1500

9.             Date of Report

June 18, 2019.

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APPENDIX A

GOLD RESERVE ANNOUNCES COMPLETION
OF RETURN OF CAPITAL TRANSACTION

Spokane, Washington, June 14, 2019                                                                                    NR 19-06

Gold Reserve Inc. (TSXV: GRZ) (OTCQX: GDRZF) (“Gold Reserve” or the “Company”) is pleased to announce today the completion of the previously announced return of capital transaction (the “Return of Capital Transaction”) by way of a plan of arrangement (the “Arrangement”) pursuant to which Gold Reserve will return to holders (the “Shareholders”) of its Class A common shares (the “Class A Shares”) approximately US$75 million or approximately US$0.76 per Class A Share. The Arrangement was made effective at 12:01 (Pacific time) on June 14, 2019 (the “Effective Time”). Shareholders of record as of the close of business on June 13, 2019 are entitled to receive the distribution payable pursuant to the Return of Capital Transaction.

The completion of the Return of Capital Transaction follows the approval of the Return of Capital Transaction by Shareholders at the Company’s annual general and special meeting and the Company’s receipt of the final order of the Alberta Court of Queen’s Bench, both of which were obtained on June 13, 2019.

Registered Shareholders (those generally holding shares in their name) are required to deposit certificates representing Class A Shares together with a duly completed letter of transmittal to Computershare Trust Company of Canada (“Computershare”), the Company’s transfer agent and depositary for the Return of Capital Transaction, in order to receive the distribution payable pursuant to the Return of Capital Transaction. Non-registered Shareholders (generally those whose shares are held in brokerage accounts) will have the distribution payable pursuant to the Return of Capital Transaction recorded in their accounts by their intermediaries and should contact their intermediaries with any questions about this process. Shareholders whose certificates representing Class A Shares were received by Computershare prior to the Effective Time are expected to receive the distribution payable pursuant to the Return of Capital Transaction on or about June 19, 2019.

Full details of the Return of Capital Transaction are described in the Company’s management proxy circular and other related materials. Those documents are available without charge on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and are posted on the Company’s website at www.goldreserveinc.com.

Gold Reserve Inc. Contact
A. Douglas Belanger, President
999 W. Riverside Ave., Suite 401
Spokane, WA 99201 USA
Tel. (509) 623-1500
Fax (509) 623-1634

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains “forward-looking statements” within the meaning of applicable U.S. federal securities laws and “forward-looking information” within the meaning of applicable Canadian provincial and territorial securities laws and state Gold Reserve’s and its management’s intentions, hopes, beliefs, expectations or predictions for the future including without limitation statements with respect to the distribution of funds payable to Shareholders pursuant to the Return of Capital Transaction and the timing for completion thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual outcomes, financial results, performance, or achievements of Gold Reserve to be materially different from our estimated outcomes, future results, performance, or achievements expressed or implied by those forward-looking statements, including without limitation the timing for the distribution of funds payable to Shareholders pursuant to Return of Capital Transaction and the anticipated tax treatment for Shareholders of the Return of Capital Transaction. This list is not exhaustive of the factors that may affect any of Gold Reserve’s forward-looking statements. For a more detailed discussion of the risk factors affecting the Company’s business, see the Company’s Annual Information Form and Management’s Discussion & Analysis for the year ended December 31, 2018 which have been filed on SEDAR and are available under the Company’s profile at www.sedar.com and which form part of the Company’s Form 40-F for the year ended December 31, 2018 which have been filed on EDGAR and are available under the Company’s profile at www.sec.gov/edgar.

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Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules promulgated by the Securities and Exchange Commission and applicable Canadian provincial and territorial securities laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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